

Mail Stop 3561

December 31, 2015

Nicolás Billikopf
Capital Markets & Compliance Director
Enersis S.A.
Santa Rosa 76
Santiago, Chile

> **Re:** **Enersis Chile S.A.**
> **Draft Registration Statement on Form 20-F**
> **Submitted December 4, 2015**
> **CIK No. 0001659939**

Dear Mr. Billikopf:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Introduction

Overview of the Spin-Off and Reorganization, page 7

1. Please disclose the anticipated timeline for the proposed transactions and disclose which of these transactions have already taken place, if any.

2. Please revise your organizational chart or provide a table to disclose the exchanges on which each company's shares and ADRs will trade in your proposed structure.

The Tender Offer, page 9

3. Please tell us the purpose of the Tender Offer. Please also provide us with additional detail about the anticipated timing of the Tender Offer and Merger as they relate to one another, including how much time you expect to pass between when shareholders will need to decide whether to tender shares in the Tender Offer or receive the merger consideration.

Item 3. Key Information

Capitalization and Indebtedness, page 23

4. In future filings, please ensure that your statement of capitalization and indebtedness is of a date no earlier than 60 days prior to the date of the filing. Refer to Item 3.B of Form 20-F.

D. Risk Factors

Risks Related to Our Business

We are subject to financing risks . . . , page 25

5. We note your disclosure here that some of your debt agreements are subject to change in control clauses for material mergers or divestments. Please clarify whether the Spin-Off will trigger any of these clauses in your debt agreements.

Our business and profitability could be adversely affected . . . , page 28

6. Please provide additional disclosure here, or elsewhere in your registration statement, about the agreements you have made with the Chilean government and farmers that restrict your ability to use water for hydroelectric generation and how these agreements may impact your business.

Item 4. Information on the Company

B. Business Overview, page 36

7. Please include a description of the seasonality of your generation and distribution businesses. Refer to Item 4.B.3 of Form 20-F.

Electricity Generation by Type (GWh), page 40

8. Please describe the agreements with Quintero LNG and British Gas in additional detail, including whether your costs under these agreements are fixed or indexed to the

underlying commodity price. If material, please include a discussion of your dependency upon certain suppliers for these raw materials. Refer to Items 4.B.4 and 4.B.6 of Form 20-F.

9. Please provide additional disclosure about the terms pursuant to which your supply of coal from Endesa Generación was deferred, including whether you incurred any costs for such deferment.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

1. Discussion of Main Factors Affecting Operating Results and Financial Condition, page 68

10. We note your disclosure throughout this section that "hydrological conditions" materially affect your financial results. Please describe in detail the types of hydrological conditions that impact your financial results, and where appropriate, specify how individual hydrological conditions affected your financial results during the reportable period. Please quantify the impact(s), to the extent practicable.

2. Analysis of Results of Operations for the Nine Months Ended September 30, 2015 and 2014, page 72

11. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. As an example, you disclose on page 73 that that interim generation revenues increased from the prior period due to a 2,248 GWh increase in physical sales and higher average energy sales prices. While this information is beneficial to the reader, please enhance your disclosures by separately quantifying the impact of changes in volumes and prices on your revenues and by explaining in reasonable detail the reasons for such fluctuations. Apply this comment throughout your interim and annual result of operations disclosures. Please refer to SEC Release No. 33-8350.

Liquidity and Capital Resources, page 82

12. Please provide a more informative analysis and discussion of cash flows from operating activities for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Please refer to SEC Release No. 33-8350.

13. You disclose on pages 85 and 87 that you have no debt obligations. Considering your interim and annual balance sheets reflect material debt balances, please revise your filing to clarify the meaning of your disclosure. For example, if the intention of this disclosure is to convey to readers that Enersis Chile has no legal debt obligations at the parent level, please clarify your disclosures accordingly and specify what the debt balances in your balance sheet represent.

D. Trend Information, page 88

14. We note your disclosure here that your operating income in your generating business for the nine months ended September 30, 2015 increased by 81.9% as compared to the same period in 2014 due to numerous factors including hydrological conditions, the price of fuel, and the price of electricity. Please expand on this disclosure to discuss how each of these factors impacted the increase in net income for your generating business.

15. If significant, please discuss the effect of the Chilean tax reform enacted on September 29, 2014 on your results of operations and financial condition. In this regard, we note your disclosure on page 82 that your corporate income tax increased by Ch$71.0 billion and that there will be a "gradual increase in the taxation rate." Please refer to Item 5.D of Form 20-F.

Unaudited Pro Forma Combined Financial Information

Unaudited Pro Forma Combined Statement of Income for the Year ended December 31, 2014, page 105

16. We note that your annual pro forma statement of income presents results of the interim period ended September 30, 2014. Please revise to provide results for the fiscal year ended December 31, 2014.

17. Please present pro forma earnings per share figures for the annual and interim periods provided based upon the anticipated number of shares outstanding. If you do not believe such presentation would be useful in evaluating the per share performance of the registrant, please tell us why you believe such figures should not be presented.

Item 9. The Offer and Listing

Intercompany Arrangements, page 110

18. Please provide us with additional detail about the arrangements referenced in this section, including which parties will have the authority to terminate the arrangements. Please tell us the amount you anticipate earning pursuant to these agreements and the approximate percentage of revenue (above cost) that you expect to receive.

<u>Enersis Chile Financial Statements, page 147</u>

19. Where applicable, please apply our comments to both the annual and interim financial statements.

<u>Interim Combined Financial Statements as of September 30, 2015 and December 31, 2014, and for the nine months ended September 30, 2015 and 2014</u>

<u>Interim Combined Statements of Cash Flows, Direct, page F-8</u>

20. Please tell us the nature of the "Collections from related companies" line item included in investing activities. Explain to us which balance sheet items are affected by such collections.

<u>17. Property, Plant and Equipment, page F-57</u>

21. We note your disclosure in item (v) on page F-61 that you recognized a provision for US$125 million "that represents an increase investment in property, plant and equipment" related to arbitration proceedings involving your Bocamina Thermal Expansion Project. It is unclear as to what is being conveyed by the disclosure in item (v). Please clearly explain to us what you mean by this statement and the basis in IFRS for your accounting treatment. In doing so, clearly explain to us how you accounted for all pertinent transactions involving this expansion project, including related construction costs and bank performance bonds. Cite authoritative IFRS guidance, where applicable, and provide us with the journal entries you recorded related to each disclosed event of the contract.

<u>32. Other Gains (Losses), page F-87</u>

22. The reference in footnote (3) appears to be misstated. Please revise or advise.

<u>Audited Combined Financial Statements as of December 31, 2014 and 2013 and January 1, 2013, and for the years ended December 31, 2014 and 2013…</u>

<u>2. Basis of Preparation of the Combined Financial Statements</u>

<u>2.1 Basis of Presentation, page F-134</u>

23. Please tell us in detail and disclose how you calculated the ratios used to allocate cash and cash equivalents between Enersis Chile and Enersis Americas. Please define in detail "the exercise carried out by Enersis management" and "Economic Assets" as those statements are used in "Cash and cash equivalents" on page F-135. Please also explain why the amount of cash allocated to the Chilean combined companies is a

proportionately significant lower percentage than the amount of total assets allocated to the Chilean combined companies at December 31, 2014.

24. You disclose on page F-136 that financial debt and related interest expenses and exchange rate differences of Enersis stand-alone have been allocated 100% to Enersis Americas and are not included in your combined financial statements. Please tell us how the allocation of Enersis stand-alone debt and related items complies with the concepts contained in question 4 of SAB Topic 1.B.1. In this regard, specifically explain why debt, interest expense and exchange differences of Enersis have been 100% allocated to Enersis Americas as opposed to entities outside of Enersis Americas. You should also explain the identity of the legal obligor on such stand-alone debt and whether that represents a change in the legal obligator with the division of assets between Enersis Chile and Enersis Americas. Please be detailed in your explanation as we may have further comment.

25. We are unclear as to whether the last sentence of "Personnel, salary expenses other employee benefits" is describing the allocation of all shared accounts or only those involving personnel. If only personnel related accounts, please tell us and disclose how the shared costs of Enersis S.A. not specifically addressed in footnote 2.1, including shared overhead, will be allocated between the operations of Enersis Chile and Enersis Americas. In any event, please provide an expanded version of your statement that "Enersis management applied the same criteria to the division of all accounts…." to make it clear the method by which accounts have been allocated. In this regard, please define what you mean by "accounts." Lastly, please confirm that your historical statements of comprehensive income include all expenses your parent incurred on your behalf. See questions 1 and 2 of SAB Topic 1.B.1.

3. Accounting Policies Applied

m) Translation of balances in foreign currency, page F-153

26. We note that you hedge certain revenues that are "directly linked to variations in the U.S. dollar, through obtaining financing in such currency." We further note that exchange differences related to the debt, which is regarded as the hedging instrument in cash flow hedge transactions, are recognized in other comprehensive income and reclassified to profit or loss when the hedged cash flows impact profit or loss. Please clearly explain the nature of your hedging transactions in greater detail. In doing so, ensure you explain how these revenues are "directly linked to variations in the U.S. dollar" and how the debt is a "highly effective" hedge of revenues including how you determined correlation. To further our understanding, please provide an example that illustrates the mechanics of your hedging strategy. Citing authoritative IFRS guidance, where applicable, please clearly explain your accounting treatment and provide us with the pertinent journal entries you record related to these transactions.

4. Sector Regulation and Electricity System Operations, page F-156

27. We note your disclosure on page F-159 that during fiscal 2014 Chilectra S.A. "recognized provisions for sale and purchase from energy and capacity which generated a net profit" of approximately ThCh$75 million from the "non-application of the Average Node Price decrees." It is not clear what is being conveyed in this disclosure. Please clearly explain in sufficient detail the nature of the Average Node Price Decrees and how and why they impacted your financial statements. Citing authoritative IFRS guidance, where applicable, explain your accounting treatment and, in doing so, provide us with the pertinent journal entries you recorded, the timeline of events and when they were recognized in the financial statements.

9. Trade and Other Receivables, page F-164

28. We note that the percentage increase in your trade and other receivables balance from 2013 to 2014 greatly exceeded the percentage increase in your revenues for such period. We also note that there was a significant decline in your account receivable turnover and a significant increase in the number of days of sales outstanding. Please explain to us the reasons for these trends and clarify if there were changes to your internal practices, such as extending customer credit terms. We note that trade receivables past due and impaired decreased as a percentage of trade receivables from 2013 to 2014.

29. Please help us understand why non-current trade and other receivables, net of the registrant is a significantly smaller proportion than the related balances at December 31 2014 and 2013 of Enersis, S.A.

16. Goodwill, page F-174

30. Please explain why there exists a foreign currency translation adjustment on the goodwill associated with the acquisition of Inversiones GasAtacama Holding Ltda. Please be detailed in your explanation using example journal entries where appropriate.

18. Investment Property, page F-179

31. Please advise why there is no accumulated depreciation associated with fiscal 2014 disposals related to the sale of combined entities. A detailed description of the nature of the assets underlying such disposals may be helpful to our understanding.

26. Equity, page F-201

32. We note that the percentage of your net income attributable to non-controlling interests declined significantly from fiscal 2013 to 2014. Please tell us in detail the reason(s) for this change and provide us with a summary of the accounting to the extent the change was due to something other than a decrease in a non-controlling interest. You should

consider revising your results of operations disclosures to identify the reasons for changes in amounts attributable to non-controlling interests.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or James Allegretto, Senior Assistant Chief Accountant at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at (202) 551-3823, Lisa M. Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products